



PRESS RELEASE

Peter Brabeck-Letmathe to Be Chairman and CEO of Nestlé S.A.

Vevey, January 18, 2005 – On the occasion of the General Meeting of Shareholders on April 14, 2005, Mr. Rainer E. Gut, Chairman of the Board of Nestlé S.A., having reached the mandatory retirement age, will step down. At its meeting of January 17, 2005, the Board decided on its future internal leadership structure, which will become effective after the General Meeting. Taking into consideration the importance of strategic continuity and long-term value creation, as well as the present composition of the Board of Directors and the Executive Board, the Board members decided to entrust the function of Chairman and CEO to Mr. Peter Brabeck-Letmathe. In order to maintain the necessary checks and balances, two Vice-Chairmen of the Board will be elected.

Mr. Andreas Koopmann, member of the Board since 2003, has a broad global experience in industrial production and marketing. He will be the prime intermediary between the Board of Directors and the Chairman/CEO. He will also chair those parts of the regular and special Board meetings in which the Chairman/CEO does not participate, such as the latter's performance and remuneration assessment. The Articles of Association of Nestlé S.A., as accepted by the Shareholders' General Meeting in 2001, already provide for the possibility of calling sessions of the Board on any subject that a Board member may want to raise in the absence of the Chairman/CEO.

The second Vice-Chairman, Mr. Rolf Hänggi, member of the Board since 2004, has a finance-specific background. He will chair the Audit Committee (composed of Messrs. Jean-Pierre Meyers and Kaspar Villiger) and will ensure that the internal control function is exercised to its full extent. In addition, he has the brief to look at the long-term soundness of the Group's finances.

The Articles of Association of Nestlé also provide for the constitution of a Chairman's and Corporate Governance Committee, comprising the Chairman/CEO, the two Vice-Chairmen, Lord George and Mr. Kaspar Villiger. In addition to covering all aspects of corporate governance and nominations, this Committee is entrusted with the preparation and execution of the Board's decisions or the supervision of specific parts of the business. In this sense, it will form a Finance Committee which, under the leadership of the second Vice-Chairman and with the input of other members of the Chairman's and Corporate Governance Committee, will advise and assist on all financial aspects that are critical for the successful running of the Group's business.

These decisions fully take into account the requirements of effective management of the Group's business as well as those of good corporate governance. With the exception of the future Chairman/CEO, all Board members are outsiders and independent Directors. Their position and experience as individuals, the composition and the structure of the Board as well as the institutional measures that will be introduced through the revised Board regulations, ensure that the Board is fully able to discharge its supervisory responsibility toward the shareholders.

Nestlé has always held that a pragmatic and flexible approach to Board leadership is the most appropriate course of action. It allows the Board to take into account such elements as personal constellation, experience, familiarity with the Nestlé business and time availability. Based on past experience, combining or separating the two offices yield equally good results and Nestlé's tradition of having the Board reconfirm the Chairman's as well as the CEO's appointment from year to year will be continued.

The Board will adapt its internal regulations to these decisions. After April 14, it will consist of 12 members and comprise the following committees: Chairman's and Corporate Governance Committee (Messrs. Brabeck-Letmathe, Koopmann, Hänggi, Lord George, Villiger); Finance Committee (Messrs. Hänggi, Lord George, Villiger); Audit Committee (Messrs. Hänggi, Meyers, Villiger) and Remuneration Committee (Messrs. Brabeck-Letmathe, Koopmann, Lord George).

As announced previously, the Board is proposing to the General Meeting of April 14, 2005, to elect Professor Günter Blobel as a member of the Board of Directors of Nestlé S.A.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*